Old Mutual 2011-2020 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[(1)] - 100.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,727
Total Aggressive Growth		3,727
Emerging Market-Equity - 0.8%		
Old Mutual Clay Finlay Emerging Markets Fund	258	2,869
Total Emerging Market-Equity		2,869
Government/Corporate - 60.5%		
Old Mutual Barrow Hanley Core Bond Fund	11,166	109,091
Old Mutual Dwight High Yield Fund	3,599	31,240
Old Mutual Dwight Intermediate Fixed Income Fund	5,114	50,474
Old Mutual Dwight Short Term Fixed Income Fund	1,272	12,488
Old Mutual International Bond Fund	3,204	31,461
Total Government/Corporate		234,754
Growth - 5.1%		
Old Mutual Advantage Growth Fund*	2,684	19,621
Total Growth		19,621
International Equity - 6.3%		
Old Mutual International Equity Fund	2,706	24,547
Total International Equity		24,547
Market Neutral-Equity - 3.7%		
Old Mutual Analytic U.S. Long/Short Fund	1,267	14,366
Total Market Neutral-Equity		14,366
Real Estate - 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	906	8,904
Total Real Estate		8,904
Sector Fund-Real Estate - 1.3%		
Old Mutual Heitman REIT Fund	570	5,153
Total Sector Fund-Real Estate		5,153
Value - 15.9%		
Old Mutual Barrow Hanley Value Fund	7,093	41,707
Old Mutual Focused Fund	1,012	20,051
Total Value		61,758
Value-Mid Cap - 1.8%		
Old Mutual TS&W Mid-Cap Value Fund	903	7,099
Total Value-Mid Cap		7,099
Value-Small Cap - 1.3%		
Old Mutual Discover Value Fund*	570	5,006
Total Value-Small Cap		5,006
Total Affiliated Mutual Funds (Cost $422,571)		**387,804**
Money Market Fund - 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,194	2,194
Total Money Market Fund (Cost $2,194)		**2,194**
Total Investments - 100.5% (Cost $424,765)†		**389,998**
Other Assets and Liabilities, Net - (0.5)%		**(2,016)**
Total Net Assets - 100.0%		$ **387,982**

  * Non-income producing security.
 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $424,765, and the unrealized appreciation and depreciation were $274 and $(35,041), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 389,998
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 389,998

Old Mutual 2011-2020 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 100.1%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,733
Total Aggressive Growth		3,733
Emerging Market-Equity - 1.2%		
Old Mutual Clay Finlay Emerging Markets Fund	400	4,442
Total Emerging Market-Equity		4,442
Government/Corporate - 40.2%		
Old Mutual Barrow Hanley Core Bond Fund	6,906	67,475
Old Mutual Dwight High Yield Fund	2,501	21,707
Old Mutual Dwight Intermediate Fixed Income Fund	3,329	32,855
Old Mutual Dwight Short Term Fixed Income Fund	849	8,338
Old Mutual International Bond Fund	2,206	21,663
Total Government/Corporate		152,038
Growth - 6.1%		
Old Mutual Advantage Growth Fund*	2,685	19,628
Old Mutual Select Growth Fund*	157	3,316
Total Growth		22,944
Growth-Mid Cap - 1.5%		
Old Mutual Provident Mid-Cap Growth Fund*	716	5,565
Total Growth-Mid Cap		5,565
International Equity - 9.8%		
Old Mutual International Equity Fund	4,088	37,080
Total International Equity		37,080
Market Neutral-Equity - 7.2%		
Old Mutual Analytic U.S. Long/Short Fund	2,406	27,281
Total Market Neutral-Equity		27,281
Real Estate - 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	906	8,902
Total Real Estate		8,902
Sector Fund-Real Estate - 1.4%		
Old Mutual Heitman REIT Fund	573	5,180
Total Sector Fund-Real Estate		5,180
Value - 24.1%		
Old Mutual Barrow Hanley Value Fund	9,838	57,850
Old Mutual Focused Fund	1,670	33,084
Total Value		90,934
Value-Mid Cap - 2.7%		
Old Mutual TS&W Mid-Cap Value Fund	1,296	10,185
Total Value-Mid Cap		10,185
Value-Small Cap - 2.6%		
Old Mutual Discover Value Fund*	1,134	9,959
Total Value-Small Cap		9,959
Total Affiliated Mutual Funds (Cost $420,674)		378,243
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,117	2,117
Total Money Market Fund (Cost $2,117)		**2,117**
Total Investments - 100.7% (Cost $422,791)†		**380,360**
Other Assets and Liabilities, Net - (0.7)%		**(2,639)**
Total Net Assets - 100.0%		**$ 377,721**

* Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $422,791, and the unrealized appreciation and depreciation
were $276 and $(42,707), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 380,360
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 380,360

Old Mutual 2011-2020 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 100.0%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,728
Total Aggressive Growth		3,728
Emerging Market-Equity - 1.8%		
Old Mutual Clay Finlay Emerging Markets Fund	581	6,450
Total Emerging Market-Equity		6,450
Government/Corporate - 17.5%		
Old Mutual Barrow Hanley Core Bond Fund	3,017	29,477
Old Mutual Dwight High Yield Fund	1,288	11,178
Old Mutual Dwight Intermediate Fixed Income Fund	869	8,573
Old Mutual Dwight Short Term Fixed Income Fund	34	336
Old Mutual International Bond Fund	1,453	14,267
Total Government/Corporate		63,831
Growth - 7.1%		
Old Mutual Advantage Growth Fund*	3,098	22,646
Old Mutual Select Growth Fund*	150	3,167
Total Growth		25,813
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	936	7,271
Total Growth-Mid Cap		7,271
International Equity - 15.5%		
Old Mutual International Equity Fund	6,227	56,481
Total International Equity		56,481
Market Neutral-Equity - 8.5%		
Old Mutual Analytic U.S. Long/Short Fund	2,731	30,969
Total Market Neutral-Equity		30,969
Real Estate - 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	840	8,257
Total Real Estate		8,257
Sector Fund-Real Estate - 1.3%		
Old Mutual Heitman REIT Fund	524	4,733
Total Sector Fund-Real Estate		4,733
Value - 32.8%		
Old Mutual Barrow Hanley Value Fund	12,071	70,977
Old Mutual Focused Fund	2,452	48,576
Total Value		119,553
Value-Mid Cap - 6.8%		
Old Mutual TS&W Mid-Cap Value Fund	3,167	24,892
Total Value-Mid Cap		24,892
Value-Small Cap - 3.4%		
Old Mutual Discover Value Fund*	1,433	12,586
Total Value-Small Cap		12,586
Total Affiliated Mutual Funds (Cost $418,048)		**364,564**
Money Market Fund - 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,022	2,022
Total Money Market Fund (Cost $2,022)		**2,022**
Total Investments - 100.5% (Cost $420,070)†		**366,586**
Other Assets and Liabilities, Net - (0.5)%		**(1,968)**
Total Net Assets - 100.0%		$ **364,618**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $420,070, and the unrealized appreciation and depreciation
were $253 and $(53,737), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 366,586
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 366,586

Old Mutual 2021-2030 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,726
Total Aggressive Growth		3,726
Emerging Market-Equity - 1.5%		
Old Mutual Clay Finlay Emerging Markets Fund	516	5,735
Total Emerging Market-Equity		5,735
Government/Corporate - 45.7%		
Old Mutual Barrow Hanley Core Bond Fund	7,361	71,917
Old Mutual Dwight High Yield Fund	3,120	27,084
Old Mutual Dwight Intermediate Fixed Income Fund	3,835	37,852
Old Mutual Dwight Short Term Fixed Income Fund	424	4,162
Old Mutual International Bond Fund	3,203	31,452
Total Government/Corporate		172,467
Growth - 5.3%		
Old Mutual Advantage Growth Fund*	2,736	20,001
Total Growth		20,001
Growth-Mid Cap - 1.5%		
Old Mutual Provident Mid-Cap Growth Fund*	715	5,554
Total Growth-Mid Cap		5,554
International Equity - 10.2%		
Old Mutual International Equity Fund	4,251	38,558
Total International Equity		38,558
Market Neutral-Equity - 6.7%		
Old Mutual Analytic U.S. Long/Short Fund	2,216	25,133
Total Market Neutral-Equity		25,133
Real Estate - 2.2%		
Old Mutual Heitman Global Real Estate Securities Fund*	840	8,254
Total Real Estate		8,254
Sector Fund-Real Estate - 1.2%		
Old Mutual Heitman REIT Fund	523	4,730
Total Sector Fund-Real Estate		4,730
Value - 19.0%		
Old Mutual Barrow Hanley Value Fund	7,453	43,824
Old Mutual Focused Fund	1,406	27,860
Total Value		71,684
Value-Mid Cap - 3.4%		
Old Mutual TS&W Mid-Cap Value Fund	1,651	12,981
Total Value-Mid Cap		12,981
Value-Small Cap - 2.2%		
Old Mutual Discover Value Fund*	964	8,465
Total Value-Small Cap		8,465
Total Affiliated Mutual Funds (Cost $420,568)		377,288
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,111	2,111
Total Money Market Fund (Cost $2,111)		**2,111**
Total Investments - 100.5% (Cost $422,679)†		379,399
Other Assets and Liabilities, Net - (0.5)%		(1,798)
Total Net Assets - 100.0%		$ 377,601

  * Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $422,679, and the unrealized appreciation and depreciation
were $253 and $(43,533), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad
levels as follows:

        Level 1 – quoted prices in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 379,399
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 379,399

Old Mutual 2021-2030 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 100.1%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,733
Total Aggressive Growth		3,733
Emerging Market-Equity - 2.0%		
Old Mutual Clay Finlay Emerging Markets Fund	672	7,465
Total Emerging Market-Equity		7,465
Government/Corporate - 22.4%		
Old Mutual Barrow Hanley Core Bond Fund	3,456	33,769
Old Mutual Dwight High Yield Fund	1,809	15,703
Old Mutual Dwight Intermediate Fixed Income Fund	1,510	14,902
Old Mutual International Bond Fund	1,805	17,724
Total Government/Corporate		82,098
Growth - 7.1%		
Old Mutual Advantage Growth Fund*	3,097	22,637
Old Mutual Select Growth Fund*	159	3,346
Total Growth		25,983
Growth-Mid Cap - 1.8%		
Old Mutual Provident Mid-Cap Growth Fund*	850	6,607
Total Growth-Mid Cap		6,607
International Equity - 15.5%		
Old Mutual International Equity Fund	6,265	56,829
Total International Equity		56,829
Market Neutral-Equity - 7.9%		
Old Mutual Analytic U.S. Long/Short Fund	2,537	28,776
Total Market Neutral-Equity		28,776
Real Estate - 2.3%		
Old Mutual Heitman Global Real Estate Securities Fund*	840	8,255
Total Real Estate		8,255
Sector Fund-Real Estate - 1.3%		
Old Mutual Heitman REIT Fund	526	4,751
Total Sector Fund-Real Estate		4,751
Value - 30.0%		
Old Mutual Barrow Hanley Value Fund	11,403	67,047
Old Mutual Focused Fund	2,146	42,505
Total Value		109,552
Value-Mid Cap - 5.6%		
Old Mutual TS&W Mid-Cap Value Fund	2,590	20,358
Total Value-Mid Cap		20,358
Value-Small Cap - 3.2%		
Old Mutual Discover Value Fund*	1,337	11,740
Total Value-Small Cap		11,740
Total Affiliated Mutual Funds (Cost $418,975)		**366,147**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,028	2,028
Total Money Market Fund (Cost $2,028)		**2,028**
Total Investments - 100.7% (Cost $421,003)†		**368,175**
Other Assets and Liabilities, Net - (0.7)%		**(2,520)**
Total Net Assets - 100.0%		**$ 365,655**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
   control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
   investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $421,003, and the unrealized appreciation and depreciation were $254 and $(53,082), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 368,175
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 368,175

Old Mutual 2021-2030 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,726
Total Aggressive Growth		3,726
Emerging Market-Equity - 3.0%		
Old Mutual Clay Finlay Emerging Markets Fund	949	10,543
Total Emerging Market-Equity		10,543
Government/Corporate - 3.6%		
Old Mutual Barrow Hanley Core Bond Fund	428	4,181
Old Mutual Dwight High Yield Fund	465	4,032
Old Mutual Dwight Intermediate Fixed Income Fund	88	872
Old Mutual International Bond Fund	400	3,931
Total Government/Corporate		13,016
Growth - 7.6%		
Old Mutual Advantage Growth Fund*	2,904	21,230
Old Mutual Select Growth Fund*	281	5,929
Total Growth		27,159
Growth-Mid Cap - 1.6%		
Old Mutual Provident Mid-Cap Growth Fund*	721	5,605
Total Growth-Mid Cap		5,605
International Equity - 20.1%		
Old Mutual International Equity Fund	7,908	71,727
Total International Equity		71,727
Market Neutral-Equity - 12.1%		
Old Mutual Analytic U.S. Long/Short Fund	3,792	43,006
Total Market Neutral-Equity		43,006
Real Estate - 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	602	5,916
Total Real Estate		5,916
Sector Fund-Real Estate - 0.9%		
Old Mutual Heitman REIT Fund	375	3,388
Total Sector Fund-Real Estate		3,388
Value - 35.6%		
Old Mutual Barrow Hanley Value Fund	12,609	74,138
Old Mutual Focused Fund	2,658	52,647
Total Value		126,785
Value-Mid Cap - 7.6%		
Old Mutual Mid-Cap Fund	387	3,714
Old Mutual TS&W Mid-Cap Value Fund	2,969	23,336
Total Value-Mid Cap		27,050
Value-Small Cap - 5.1%		
Old Mutual Discover Value Fund*	2,059	18,075
Total Value-Small Cap		18,075
Total Affiliated Mutual Funds (Cost $415,821)		**355,996**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	1,958	1,958
Total Money Market Fund (Cost $1,958)		**1,958**
Total Investments - 100.5% (Cost $417,779)†		**357,954**
Other Assets and Liabilities, Net - (0.5)%		**(1,665)**
Total Net Assets - 100.0%		**$ 356,289**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $417,779, and the unrealized appreciation and depreciation were $180 and $(60,005), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 357,954
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 357,954

Old Mutual 2031-2040 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,727
Total Aggressive Growth		3,727
Emerging Market-Equity - 1.8%		
Old Mutual Clay Finlay Emerging Markets Fund	607	6,746
Total Emerging Market-Equity		6,746
Government/Corporate - 38.3%		
Old Mutual Barrow Hanley Core Bond Fund	6,035	58,961
Old Mutual Dwight High Yield Fund	2,626	22,796
Old Mutual Dwight Intermediate Fixed Income Fund	2,980	29,411
Old Mutual International Bond Fund	3,203	31,453
Total Government/Corporate		142,621
Growth - 5.2%		
Old Mutual Advantage Growth Fund*	2,206	16,128
Old Mutual Select Growth Fund*	157	3,310
Total Growth		19,438
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	935	7,267
Total Growth-Mid Cap		7,267
International Equity - 13.6%		
Old Mutual International Equity Fund	5,572	50,537
Total International Equity		50,537
Market Neutral-Equity - 6.8%		
Old Mutual Analytic U.S. Long/Short Fund	2,216	25,135
Total Market Neutral-Equity		25,135
Real Estate - 1.8%		
Old Mutual Heitman Global Real Estate Securities Fund*	702	6,898
Total Real Estate		6,898
Sector Fund-Real Estate - 1.0%		
Old Mutual Heitman REIT Fund	434	3,920
Total Sector Fund-Real Estate		3,920
Value - 21.6%		
Old Mutual Barrow Hanley Value Fund	7,943	46,704
Old Mutual Focused Fund	1,701	33,693
Total Value		80,397
Value-Mid Cap - 4.7%		
Old Mutual TS&W Mid-Cap Value Fund	2,230	17,525
Total Value-Mid Cap		17,525
Value-Small Cap - 2.1%		
Old Mutual Discover Value Fund*	874	7,679
Total Value-Small Cap		7,679
Total Affiliated Mutual Funds (Cost $419,924)		**371,890**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,070	2,070
Total Money Market Fund (Cost $2,070)		**2,070**
Total Investments - 100.5% (Cost $421,994)†		**373,960**
Other Assets and Liabilities, Net - (0.5)%		**(1,770)**
Total Net Assets - 100.0%		**$ 372,190**

 * Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
    control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
    investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $421,994, and the unrealized appreciation and depreciation were $209 and $(48,243), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 373,960
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 373,960

Old Mutual 2031-2040 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 100.1%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	283	$ 3,732
Total Aggressive Growth		3,732
Emerging Market-Equity - 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	1,025	11,387
Total Emerging Market-Equity		11,387
Government/Corporate - 13.5%		
Old Mutual Barrow Hanley Core Bond Fund	1,817	17,752
Old Mutual Dwight High Yield Fund	1,176	10,209
Old Mutual Dwight Intermediate Fixed Income Fund	643	6,343
Old Mutual International Bond Fund	1,468	14,415
Total Government/Corporate		48,719
Growth - 7.0%		
Old Mutual Advantage Growth Fund*	2,787	20,376
Old Mutual Select Growth Fund*	227	4,783
Total Growth		25,159
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	950	7,383
Total Growth-Mid Cap		7,383
International Equity - 19.0%		
Old Mutual International Equity Fund	7,543	68,417
Total International Equity		68,417
Market Neutral-Equity - 8.6%		
Old Mutual Analytic U.S. Long/Short Fund	2,725	30,902
Total Market Neutral-Equity		30,902
Real Estate - 1.6%		
Old Mutual Heitman Global Real Estate Securities Fund*	602	5,916
Total Real Estate		5,916
Sector Fund-Real Estate - 0.9%		
Old Mutual Heitman REIT Fund	377	3,408
Total Sector Fund-Real Estate		3,408
Value - 32.1%		
Old Mutual Barrow Hanley Value Fund	11,356	66,772
Old Mutual Focused Fund	2,468	48,883
Total Value		115,655
Value-Mid Cap - 6.4%		
Old Mutual TS&W Mid-Cap Value Fund	2,936	23,080
Total Value-Mid Cap		23,080
Value-Small Cap - 4.8%		
Old Mutual Discover Value Fund*	1,950	17,125
Total Value-Small Cap		17,125
Total Affiliated Mutual Funds (Cost $417,931)		**360,883**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	1,991	1,991
Total Money Market Fund (Cost $1,991)		**1,991**
Total Investments - 100.7% (Cost $419,922)†		**362,874**
Other Assets and Liabilities, Net - (0.7)%		**(2,437)**
Total Net Assets - 100.0%		**$ 360,437**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $419,922, and the unrealized appreciation and
depreciation were $180 and $(57,228), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

    Level 1 – quoted prices in active markets for identical securities
    Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
    Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 362,874
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 362,874

Old Mutual 2031-2040 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.1%		
Old Mutual Developing Growth Fund*	283	$ 3,726
Total Aggressive Growth		3,726
Emerging Market-Equity - 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	1,033	11,471
Total Emerging Market-Equity		11,471
Government/Corporate - 0.7%		
Old Mutual Barrow Hanley Core Bond Fund	235	2,300
Old Mutual Dwight High Yield Fund	4	39
Old Mutual International Bond Fund	4	39
Total Government/Corporate		2,378
Growth - 8.1%		
Old Mutual Advantage Growth Fund*	2,888	21,114
Old Mutual Select Growth Fund*	367	7,742
Total Growth		28,856
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	468	3,634
Total Growth-Mid Cap		3,634
International Equity - 22.6%		
Old Mutual International Equity Fund	8,821	80,004
Total International Equity		80,004
Market Neutral-Equity - 11.2%		
Old Mutual Analytic U.S. Long/Short Fund	3,494	39,621
Total Market Neutral-Equity		39,621
Real Estate - 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	602	5,917
Total Real Estate		5,917
Sector Fund-Real Estate - 1.0%		
Old Mutual Heitman REIT Fund	375	3,388
Total Sector Fund-Real Estate		3,388
Value - 35.0%		
Old Mutual Barrow Hanley Value Fund	12,146	71,418
Old Mutual Focused Fund	2,658	52,649
Total Value		124,067
Value-Mid Cap - 7.9%		
Old Mutual Mid-Cap Fund	376	3,608
Old Mutual TS&W Mid-Cap Value Fund	3,111	24,450
Total Value-Mid Cap		28,058
Value-Small Cap - 6.4%		
Old Mutual Discover Value Fund*	2,588	22,725
Total Value-Small Cap		22,725
Total Affiliated Mutual Funds (Cost $415,630)		**353,845**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	1,943	1,943
Total Money Market Fund (Cost $1,943)		**1,943**
Total Investments - 100.5% (Cost $417,573)†		**355,788**
Other Assets and Liabilities, Net - (0.5)%		**(1,665)**
Total Net Assets - 100.0%		**$ 354,123**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
    control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
    investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $417,573, and the unrealized appreciation and depreciation were $179 and $(61,964), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

Level 1 – quoted prices in active markets for identical securities
Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 355,788
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 355,788

Old Mutual 2041-2050 Conservative Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.1%		
Old Mutual Developing Growth Fund*	291	$ 3,833
Total Aggressive Growth		3,833
Emerging Market-Equity - 2.7%		
Old Mutual Clay Finlay Emerging Markets Fund	903	10,038
Total Emerging Market-Equity		10,038
Government/Corporate - 32.0%		
Old Mutual Barrow Hanley Core Bond Fund	4,310	42,110
Old Mutual Dwight High Yield Fund	2,511	21,793
Old Mutual Dwight Intermediate Fixed Income Fund	2,137	21,092
Old Mutual International Bond Fund	3,318	32,582
Total Government/Corporate		117,577
Growth - 5.9%		
Old Mutual Advantage Growth Fund*	2,530	18,493
Old Mutual Select Growth Fund*	149	3,152
Total Growth		21,645
Growth-Mid Cap - 1.6%		
Old Mutual Provident Mid-Cap Growth Fund*	762	5,924
Total Growth-Mid Cap		5,924
International Equity - 16.1%		
Old Mutual International Equity Fund	6,507	59,019
Total International Equity		59,019
Market Neutral-Equity - 6.8%		
Old Mutual Analytic U.S. Long/Short Fund	2,217	25,136
Total Market Neutral-Equity		25,136
Real Estate - 1.2%		
Old Mutual Heitman Global Real Estate Securities Fund*	440	4,324
Total Real Estate		4,324
Sector Fund-Real Estate - 0.7%		
Old Mutual Heitman REIT Fund	277	2,501
Total Sector Fund-Real Estate		2,501
Value - 22.7%		
Old Mutual Barrow Hanley Value Fund	8,154	47,943
Old Mutual Focused Fund	1,796	35,573
Total Value		83,516
Value-Mid Cap - 5.5%		
Old Mutual TS&W Mid-Cap Value Fund	2,587	20,337
Total Value-Mid Cap		20,337
Value-Small Cap - 3.6%		
Old Mutual Discover Value Fund*	1,521	13,356
Total Value-Small Cap		13,356
Total Affiliated Mutual Funds (Cost $419,130)		**367,206**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	2,039	2,039
Total Money Market Fund (Cost $2,039)		**2,039**
Total Investments - 100.5% (Cost $421,169)†		**369,245**
Other Assets and Liabilities, Net - (0.5)%		**(1,748)**
Total Net Assets - 100.0%		**$ 367,497**

 * Non-income producing security.

 (1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
     control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
     investment adviser to all affiliated mutual funds.

 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $421,169, and the unrealized appreciation and
depreciation were $128 and $(52,052), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

       Level 1 – quoted prices in active markets for identical securities
       Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
       Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 369,245
Level 2 – other significant observable inputs	
Level 3 – significant unobservable inputs	
Total	$ 369,245

Old Mutual 2041-2050 Moderate Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 100.2%		
Aggressive Growth - 1.0%		
Old Mutual Developing Growth Fund*	284	$ 3,734
Total Aggressive Growth		3,734
Emerging Market-Equity - 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	1,035	11,497
Total Emerging Market-Equity		11,497
Government/Corporate - 11.3%		
Old Mutual Barrow Hanley Core Bond Fund	1,218	11,899
Old Mutual Dwight High Yield Fund	1,164	10,103
Old Mutual Dwight Intermediate Fixed Income Fund	430	4,240
Old Mutual International Bond Fund	1,430	14,047
Total Government/Corporate		40,289
Growth - 6.8%		
Old Mutual Advantage Growth Fund*	2,698	19,722
Old Mutual Select Growth Fund*	222	4,682
Total Growth		24,404
Growth-Mid Cap - 2.0%		
Old Mutual Provident Mid-Cap Growth Fund*	937	7,282
Total Growth-Mid Cap		7,282
International Equity - 21.9%		
Old Mutual International Equity Fund	8,632	78,289
Total International Equity		78,289
Market Neutral-Equity - 8.1%		
Old Mutual Analytic U.S. Long/Short Fund	2,557	28,998
Total Market Neutral-Equity		28,998
Real Estate - 1.7%		
Old Mutual Heitman Global Real Estate Securities Fund*	612	6,015
Total Real Estate		6,015
Sector Fund-Real Estate - 1.0%		
Old Mutual Heitman REIT Fund	383	3,462
Total Sector Fund-Real Estate		3,462
Value - 29.7%		
Old Mutual Barrow Hanley Value Fund	9,746	57,305
Old Mutual Focused Fund	2,469	48,907
Total Value		106,212
Value-Mid Cap - 8.1%		
Old Mutual Mid-Cap Fund	388	3,721
Old Mutual TS&W Mid-Cap Value Fund	3,204	25,187
Total Value-Mid Cap		28,908
Value-Small Cap - 5.4%		
Old Mutual Discover Value Fund*	2,188	19,209
Total Value-Small Cap		19,209
Total Affiliated Mutual Funds (Cost $418,347)		**358,299**
Money Market Fund - 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	1,970	1,970
Total Money Market Fund (Cost $1,970)		**1,970**
Total Investments - 100.7% (Cost $420,317)†		**360,269**
Other Assets and Liabilities, Net - (0.7)%		**(2,611)**
Total Net Assets - 100.0%		**$ 357,658**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
   control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
   investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $420,317, and the unrealized appreciation and depreciation were $183 and $(60,231), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 360,269
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 360,269

Old Mutual 2041-2050 Aggressive Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value
Affiliated Mutual Funds[1] - 99.9%		
Aggressive Growth - 1.1%		
Old Mutual Developing Growth Fund*	283	$ 3,726
Total Aggressive Growth		3,726
Emerging Market-Equity - 3.2%		
Old Mutual Clay Finlay Emerging Markets Fund	1,033	11,471
Total Emerging Market-Equity		11,471
Government/Corporate - 1.7%		
Old Mutual Barrow Hanley Core Bond Fund	235	2,300
Old Mutual Dwight High Yield Fund	219	1,899
Old Mutual International Bond Fund	197	1,935
Total Government/Corporate		6,134
Growth - 7.6%		
Old Mutual Advantage Growth Fund*	2,623	19,177
Old Mutual Select Growth Fund*	371	7,827
Total Growth		27,004
Growth-Mid Cap - 1.0%		
Old Mutual Provident Mid-Cap Growth Fund*	468	3,634
Total Growth-Mid Cap		3,634
International Equity - 23.4%		
Old Mutual International Equity Fund	9,138	82,884
Total International Equity		82,884
Market Neutral-Equity - 10.6%		
Old Mutual Analytic U.S. Long/Short Fund	3,325	37,701
Total Market Neutral-Equity		37,701
Real Estate - 1.6%		
Old Mutual Heitman Global Real Estate Securities Fund*	560	5,504
Total Real Estate		5,504
Sector Fund-Real Estate - 0.9%		
Old Mutual Heitman REIT Fund	362	3,271
Total Sector Fund-Real Estate		3,271
Value - 33.9%		
Old Mutual Barrow Hanley Value Fund	11,454	67,347
Old Mutual Focused Fund	2,658	52,648
Total Value		119,995
Value-Mid Cap - 8.6%		
Old Mutual Mid-Cap Fund	387	3,713
Old Mutual TS&W Mid-Cap Value Fund	3,400	26,721
Total Value-Mid Cap		30,434
Value-Small Cap - 6.3%		
Old Mutual Discover Value Fund*	2,532	22,231
Total Value-Small Cap		22,231
Total Affiliated Mutual Funds (Cost $416,283)		**353,989**
Money Market Fund - 0.6%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	1,945	1,945
Total Money Market Fund (Cost $1,945)		**1,945**
Total Investments - 100.5% (Cost$ 418,228)†		**355,934**
Other Assets and Liabilities, Net - (0.5)%		**(1,660)**
Total Net Assets - 100.0%		**$ 354,274**

 * Non-income producing security.

(1) Investments are funds within the Old Mutual family of funds and they may be deemed to be under common
   control because they may share the same Board of Trustees. Old Mutual Capital, Inc. serves as the
   investment adviser to all affiliated mutual funds.

(A) The rate reported represents the 7-day effective yield as of September 30, 2008.

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $418,228, and the unrealized appreciation and depreciation were $171 and $(62,465), respectively.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

        Level 1 – quoted prices in active markets for identical securities
        Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
        Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments
Level 1 – quoted prices	$ 355,934
Level 2 – other significant observable inputs	-
Level 3 – significant unobservable inputs	-
Total	$ 355,934

Old Mutual Heitman Global Real Estate Securities Fund

SCHEDULE OF INVESTMENTS
AS OF SEPTEMBER 30, 2008 (UNAUDITED)

Description	Shares	Value (000)
Common Stock - 55.6%		
Paper & Related Products - 0.3%		
Rayonier	1,100	$ 52
Total Paper & Related Products		52
Real Estate Operation/Development - 0.3%		
Brookfield Properties	4,100	62
Total Real Estate Operation/Development		62
REITs-Apartments - 8.9%		
American Campus Communities	7,073	240
AvalonBay Communities	4,750	468
Equity Residential	12,293	546
Essex Property Trust	2,812	333
Total REITs-Apartments		1,587
REITs-Diversified - 7.0%		
Digital Realty Trust	7,742	366
Duke Realty	15,393	378
DuPont Fabros Technology	15,214	232
Entertainment Properties Trust	3,200	175
Vornado Realty Trust	1,047	95
Total REITs-Diversified		1,246
REITs-Health Care - 7.4%		
HCP	5,391	216
Health Care	9,089	484
Nationwide Health Properties	5,739	207
Ventas	8,313	411
Total REITs-Health Care		1,318
REITs-Hotels - 1.9%		
Host Hotels & Resorts	20,391	271
LaSalle Hotel Properties	2,967	69
Total REITs-Hotels		340
REITs-Office Property - 7.5%		
Alexandria Real Estate Equities	3,311	373
BioMed Realty Trust	9,617	254
Boston Properties	4,875	457
Corporate Office Properties	4,500	182
Mack-Cali Realty	1,946	66
Total REITs-Office Property		1,332
REITs-Regional Malls - 9.9%		
General Growth Properties	15,083	228
Macerich	5,935	378
Simon Property Group	9,729	944
Taubman Centers	4,402	220
Total REITs-Regional Malls		1,770
REITs-Shopping Centers - 7.3%		
Acadia Realty Trust	5,169	131
Developers Diversified Realty	5,770	183
Kimco Realty	10,579	391
Kite Realty Group Trust	2,904	32
Regency Centers	5,454	364
Tanger Factory Outlet Centers	4,562	200
Total REITs-Shopping Centers		1,301
REITs-Single Tenant - 0.7%		
National Retail Properties	5,365	129
Total REITs-Single Tenant		129
REITs-Storage - 2.4%		
Extra Space Storage	4,200	65
Public Storage	3,580	354
U-Store-It Trust	1,300	16
Total REITs-Storage		435
REITs-Warehouse/Industrial - 2.0%		
AMB Property	7,920	359
Total REITs-Warehouse/Industrial		359
Total Common Stock (Cost $9,453)		**9,931**
Foreign Common Stock - 45.0%		
Australia - 12.5%		
CFS Retail Property Trust	234,552	426
Commonwealth Property Office Fund	145,000	171
Dexus Property Group	284,000	334
Westfield Group	94,913	1,300
Total Australia		2,231
Austria - 0.5%		
Conwert Immobilien Invest*	4,742	45
IMMOFINANZ	14,502	51
Total Austria		96
Belgium - 1.0%		
Befimmo SCA Sicafi	1,204	122
Leasinvest Real Estate	609	59
Total Belgium		181
Canada - 3.4%		
Allied Properties Real Estate	14,700	256
Boardwalk Real Estate Investment Trust	2,100	70
Canadian Real Estate Investment Trust	5,300	141
RioCan REIT	7,500	142
Total Canada		609

Finland - 0.5%		
Citycon	27,789	91
Total Finland		91
France - 5.8%		
Fonciere Paris France	355	54
ICADE	1,150	93
Mercialys	2,477	105
Societe de la Tour Eiffel	820	73
Unibail-Rodamco	3,503	709
Total France		1,034
Germany - 1.0%		
Alstria Office REIT	4,963	63
Deutsche Euroshop	2,948	96
Patrizia Immobilien	9,604	28
Total Germany		187
Hong Kong - 2.4%		
Link REIT	202,000	420
Total Hong Kong		420
Japan - 2.4%		
Japan Real Estate Investment	35	282
Kenedix Realty Investment	8	30
Nippon Building Fund	12	116
Total Japan		428
Luxembourg - 0.3%		
GAGFAH	3,488	44
Total Luxembourg		44
Netherlands - 2.0%		
Corio	3,396	241
Eurocommercial Properties	2,823	123
Total Netherlands		364
Singapore - 2.1%		
Ascendas Real Estate Investment Trust	166,000	219
CapitaMall Trust	96,000	153
Total Singapore		372
Sweden - 0.8%		
Castellum	8,198	72
Hufvudstaden, Cl A	8,534	66
Total Sweden		138
Switzerland - 1.4%		
PSP Swiss Property	2,787	162
Swiss Prime Site	1,658	95
Total Switzerland		257
United Kingdom - 8.9%		
Big Yellow Group	10,086	59
British Land	24,017	324
Brixton	33,009	124
Great Portland Estates	18,256	110
Hammerson	13,017	229
Invesco Property Income Trust	124,397	40
Land Securities Group	14,267	322
Liberty International	14,261	247
Shaftesbury	10,200	78
Unite Group	12,858	53
Total United Kingdom		1,586
Total Foreign Common Stock (Cost $8,632)		**8,038**
Money Market Fund - 0.5%		
Dreyfus Cash Management Fund, Institutional Class, 2.683% (A)	84,238	84
Total Money Market Fund (Cost $84)		**84**
Total Investments - 101.1% (Cost $18,169)†		**18,053**
Other Assets and Liabilities, Net - (1.1)%		**(193)**
Total Net Assets - 100.0%	$	**17,860**

* Non-income producing security.
 (A) The rate reported represents the 7-day effective yield as of September 30, 2008.

 Cl - Class
 REITs - Real Estate Investment Trusts

† At September 30, 2008, the approximate tax basis cost of the Fund's investments was $18,169 (000), and the unrealized appreciation and depreciation were $594 (000) and $(710) (000), respectively.

Cost figures are shown with "000's" omitted.

FAS 157 Footnote Disclosure:

The Fund utilizes various inputs in determining the value of its investments as of the reporting period end. These inputs are summarized in three broad levels as follows:

  Level 1 – quoted prices in active markets for identical securities
  Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.)
  Level 3 – significant unobservable inputs (including the Fund's own assumption in determining the fair value of investments)

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.
A summary of the inputs used as of September 30, 2008 in valuing the Fund's net assets were as follows:

Valuation Inputs	Investments (000)
Level 1 – quoted prices	$ 10,675
Level 2 – other significant observable inputs	7,378
Level 3 – significant unobservable inputs	
Total	$ 18,053